AZUL S.A.

March 31, 2021

Unaudited Interim Condensed

Consolidated Financial Statements

Content

Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of operations	5
Unaudited interim consolidated statements of comprehensive loss	6
Unaudited interim consolidated statements of changes in equity	7
Unaudited interim consolidated statements of cash flows	8
Notes to the unaudited interim condensed consolidated financial statements	9

AZUL S.A. Unaudited interim consolidated statements of financial position March 31, 2021 (unaudited) and December 31, 2020 (In thousands of Brazilian reais – R$)

Assets	Note	March 31, 2021	December 31, 2020

Current assets

Cash and cash equivalents	5	2,275,430	3,064,815
Short-term investments	6	10,624	91,819
Accounts receivable	7	865,604	875,382
Aircraft sublease receivables	8	153,316	123,455
Inventories	9	454,160	402,587
Security deposits and maintenance reserves	10	275,294	318,460
Taxes recoverable	11	137,280	133,706
Derivative financial instruments	19	83,861	79,216
Prepaid expenses	12	148,122	136,350
Other current assets		159,082	191,633
Total current assets		4,562,773	5,417,423

Non-current assets

Long-term investments	6	903,318	854,462
Aircraft sublease receivables	8	220,861	189,482
Security deposits and maintenance reserves	10	1,574,623	1,235,582
Derivative financial instruments	19	263,339	349,093
Prepaid expenses	12	17,165	18,192
Other non-current assets		184,540	149,508
Property and equipment	14	1,805,059	1,799,706
Right-of-use assets	14	4,473,909	4,610,741
Intangible assets	15	1,186,866	1,170,268
Total non-current assets		10,629,680	10,377,034

Total assets		15,192,453	15,794,457

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

AZUL S.A. Unaudited interim consolidated statements of financial position March 31, 2021 (unaudited) and December 31, 2020 (In thousands of Brazilian reais – R$)

Liabilities and equity	Note	March 31, 2021	December 31, 2020

Current liabilities

Loans and financing	16	524,508	858,332
Lease liabilities	17	3,005,412	2,272,349
Accounts payable	18	2,026,304	2,238,668
Accounts payable – supplier finance		360,467	157,801
Air traffic liability	20	2,308,888	2,488,872
Reimbursement to customers		237,833	221,342
Salaries, wages and benefits		413,167	400,371
Insurance premiums payable		63,079	52,427
Taxes payable		59,518	55,260
Federal tax installment payment program		13,292	13,358
Derivative financial instruments	19	116,296	173,769
Provisions	21	859,746	853,810
Other current liabilities		262,964	426,272
Total current liabilities		10,251,474	10,212,631

Non-current liabilities

Loans and financing	16	7,254,058	6,502,182
Lease liabilities	17	11,134,687	10,248,463
Accounts payable	18	593,524	323,059
Derivative financial instruments	19	180,794	247,265
Federal tax installment payment program		105,521	108,519
Provisions	21	2,260,444	1,988,665
Other non-current liabilities		320,781	312,423
Total non-current liabilities		21,849,809	19,730,576

Equity	23

Issued capital		2,266,992	2,246,367
Advance for future capital increase		22,320	20,625
Capital reserve		1,953,738	1,947,887
Treasury shares		(14,807)	(13,182)
Other comprehensive income		655	655
Accumulated losses		(21,137,728)	(18,351,102)
		(16,908,830)	(14,148,750)

Total liabilities and equity		15,192,453	15,794,457

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

AZUL S.A. Unaudited interim consolidated statements of operations Three-month periods ended March 31, 2021 and 2020 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Three-month periods ended March 31,
	Note	2021	2020

Passenger revenue		1,597,642	2,653,419
Cargo and other revenue		228,180	149,256
Net revenue	26	1,825,822	2,802,675

Operating expenses
Aircraft fuel		(597,666)	(764,310)
Salaries, wages and benefits		(414,520)	(478,077)
Landing fees		(149,343)	(201,907)
Traffic and customer servicing		(86,665)	(135,202)
Sales and marketing		(86,070)	(109,419)
Maintenance materials and repairs		(93,885)	(140,709)
Depreciation and amortization		(343,749)	(480,665)
Other operating expenses, net		(299,865)	(333,587)
		(2,071,763)	(2,643,876)

Operating profit (loss)		(245,941)	158,799

Financial income	27	25,349	12,887
Financial expenses	27	(915,152)	(438,470)
Derivative financial instruments, net	19	78,172	(1,281,616)
Foreign currency exchange, net	27	(1,727,760)	(4,233,800)
		(2,539,391)	(5,940,999)

Result from related party transactions, net		(1,294)	(618,517)

Loss before income tax and social contribution		(2,786,626)	(6,400,717)

Current income tax and social contribution	13	-	(13,016)
Deferred income tax and social contribution	13	-	263,106

Loss for the period		(2,786,626)	(6,150,627)

Basic loss per common share - R$	24	(0.11)	(0.24)
Diluted loss per common share - R$	24	(0.11)	(0.24)
Basic loss per preferred share - R$	24	(8.08)	(17.98)
Diluted loss per preferred share - R$	24	(8.08)	(17.98)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

AZUL S.A. Unaudited interim consolidated statements of comprehensive loss Three-month periods ended March 31, 2021 and 2020 (In thousands of Brazilian reais – R$)

	Three-month periods ended March 31,
	2021	2020

Net loss	(2,786,626)	(6,150,627)

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Cash flow hedges	-	17,052

Total comprehensive loss for the period	(2,786,626)	(6,133,575)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

AZUL S.A. Unaudited interim consolidated statements of changes in equity Three-month periods ended March 31, 2021 and 2020 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2019		2,243,215	(15,565)	1,928,830	(159,261)	(7,516,393)	(3,519,174)

Net loss		-	-	-	-	(6,150,627)	(6,150,627)
Cash flow hedge		-	-	-	17,052	-	17,052

Total comprehensive loss		-	-	-	17,052	(6,150,627)	(6,133,575)

Share-based payment	25	1,860	-	4,166	-	-	6,026

At March 31, 2020		2,245,075	(15,565)	1,932,996	(142,209)	(13,667,020)	(9,646,723)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2020		2,246,367	20,625	(13,182)	1,947,887	655	(18,351,102)	(14,148,750)

Net loss		-	-	-	-	-	(2,786,626)	(2,786,626)

Total comprehensive loss		-	-	-	-	-	(2,786,626)	(2,786,626)

Share buyback	23	-	-	(1,625)	-	-	-	(1,625)
Share-based payment	25	20,625	1,695	-	5,851	-	-	28,171

At March 31, 2021		2,266,992	22,320	(14,807)	1,953,738	655	(21,137,728)	(16,908,830)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

AZUL S.A. Unaudited interim consolidated statements of cash flows Three-month periods ended March 31, 2021 and 2020 (In thousands of Brazilian reais – R$)

	Three-month periods ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	(2,786,626)	(6,150,627)
Reconciliation of non-cash items:
Depreciation and amortization	343,749	480,665
Unrealized derivative results	(78,172)	1,248,956
Share-based payment	5,851	4,166
Exchange differences, net	1,726,369	4,225,402
Interest income (expenses) on assets and liabilities	824,932	373,898
Related parties	-	599,197
Deferred income tax and social contribution	-	(263,106)
Provisions	3,869	43,665
Sale and leaseback	(22,736)	-
Result from modification of lease contracts	(13,102)	-
Proceeds from sale and/or disposal of property and equipment and intangible assets	9,994	41,265
Adjusted net loss (profit)	14,128	603,481

Changes in operating assets and liabilities
Accounts receivable	10,886	254,085
Aircraft sublease receivables	4,122	(65,407)
Inventories	(53,038)	(36,832)
Security deposits and maintenance reserves	(148,475)	(84,568)
Prepaid expenses	(10,745)	(52,422)
Taxes recoverable	(3,201)	970
Other assets	(2,480)	(7,743)
Rights and obligations with derivatives	(18,696)	(322,182)
Accounts payable	347,787	632,780
Accounts payable – supplier finance	(156,883)	(150,267)
Reimbursement to customers	13,185	-
Salaries, accruals and payroll charges	12,796	25,862
Insurance premiums payable	10,652	(11,816)
Taxes payable	4,258	(4,389)
Federal installment payment program	(2,437)	(2,103)
Air traffic liability	(179,984)	(401,162)
Accrual for tax, civil and labor risks	(29,663)	(35,927)
Other liabilities	(134,947)	(15,811)
Interest paid	(35,901)	(283,317)
Income tax and social contribution paid	-	(304)
Net cash provided by (used in) operating activities	(358,636)	42,928

Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	(75,044)	(924,728)
Redemption of short-term investments	156,486	245,534
Payment for acquisition of subsidiary	(20,000)	-
Acquisition of intangible assets	(41,573)	(26,211)
Acquisition of property and equipment	(176,301)	(222,587)
Net cash provided by (used) in investing activities	(156,432)	(927,992)

Cash flows from financing activities
Loans and financing
Proceeds	4,750	-
Repayment	(53,090)	(25,132)
Lease payment	(290,963)	(148,302)
Proceeds from sale and leaseback	21,256	5,801
Advance for future capital increase	22,320	-
Capital increase due to exercise of stock options	-	1,860
Treasury shares	(1,625)	-
Net cash provided by (used in) financing activities	(297,352)	(165,773)

Exchange rate changes on cash and cash equivalents	23,035	(67,807)

Decrease in cash and cash equivalents	(789,385)	(1,118,644)

Cash and cash equivalents at the beginning of the period	3,064,815	1,647,880
Cash and cash equivalents at the end of the period	2,275,430	529,236

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1	OPERATIONS

Azul S.A. (“Azul” or “Company”) is a corporation governed by its By-laws, as per Law No. 6,404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Company was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies.

The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), which holds authorization from government authorities to operate as an airline.

The Company’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Company is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1 Structure

The Company’s organization structure of March 31, 2021 is as follows:

9

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which its subsidiaries are engaged, as well as the changes in ownership that occurred in the period.

				% equity interest
Company	Type of investment	Main activity	Country	March 31, 2021	December 31, 2020
TudoAzul S.A.	Direct	Frequent-flyer program	Brazil	100.00%	100.00%
AZUL Linhas Aéreas Brasileiras S.A.	Direct	Airline operations	Brazil	100.00%	100.00%
Azul Conecta Ltda.	Indirect	Airline operations	Brazil	100.00%	100.00%
ATS Viagens e Turismo Ltda.	Indirect	Package holidays	Brazil	99.90%	99.90%
Fundo Safira	Indirect	Exclusive investment fund	Brazil	100.00%	100.00%
Cruzeiro Participações S.A	Indirect	Holding of equity interests in other companies	Brazil	99.90%	99.90%
Azul Investments LLP	Indirect	Funding	USA	100.00%	100.00%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela Investments LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Saíra LLC	Indirect	Aircraft financing	USA	100.00%	100.00%

1.2	Impacts of the COVID-19 pandemic

Management has been closely monitoring the developments related to the COVID-19 pandemic and the second wave that hit Brazil since the second half of February 2020, when several cities began to adopt stricter restrictive measures with the closing of bars, restaurants, supermarkets and non-essential shops, in order to encourage social distancing.

These measures caused a sharp rise of the U.S. dollar against the Brazilian real and a new slowdown in the economy which consequently affected the demand for passenger air transport, which was experiencing a visible growth. However, despite this scenario, during the three months ended March 31, 2021, demand remained at the same levels as the end of 2020, and Brazil still appears as one of the countries with the best recovery in the aviation market.

In view of the uncertainties of the impacts and duration of the second wave of COVID-19, management once again adopted austerity measures to preserve cash, especially through the postponement of lease and suppliers payments, freezing of contracts, suspension of unessential projects and the continuous search for cost-cutting opportunities.

The Company continues to prioritize the well-being and health of its crew and customers and help Brazil to face this crisis by offering free transportation of vaccines and medical equipment such as respirators and intubation cubes to the cities in our network.

10

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.3	Capital structure and net working capital

On March 31, 2021, the Company had a negative equity position of R$16,908,830 (negative equity position of R$14,148,750 on December 31, 2020). The variation in the balance is mainly due to the devaluation of 9.6% of the Brazilian real against the U.S. dollar in the three-month period ended March 31, 2021, from R$5.1967 to R$5.6973, which significantly impacted the Company's results in the foreign currency exchange, net in the amount of R$1,727,760, recorded in the financial result, and increased fuel, maintenance and interest expenses with U.S. dollar-denominated leases.

Accordingly, the consolidated net working capital presented a variation of R$893,493, reaching a negative position of R$5,688,701 on March 31, 2021 (negative of R$4,795,208 on December 31, 2020). The variation in the balance is substantially related to the increase in lease liabilities mainly due to the 9.6% devaluation of the Brazilian real against the U.S. dollar.

The Company's management has taken several actions to obtain additional sources of liquidity, together with measures to contain non-essential operating expenses and cash outflows.

Such actions have proven to be efficient to withstand the economic slowdown presented due to the COVID-19 pandemic and its second wave.

Management continuously monitors the effects of the crisis and will continue to adopt measures to strengthen its cash position.

Management also evaluated and concluded that the Company is in a position to continue its operations and comply with its obligations, according to the contracted maturities. This assessment is based on the Company's business plan, approved by the Board of Directors on December 10, 2020, which in turn includes planned future actions, macroeconomic and aviation sector assumptions, such as: recovery in demand, exchange rate and fuel price estimations.

Based on this conclusion, these interim condensed consolidated financial statements were prepared based on the going concern assumption.

1.4	Seasonality

The Company's operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July, respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year.

2.	BUSINESS COMBINATION

On May 14, 2020, the Company completed the acquisition of all shares of Azul Conecta Ltda. (“Azul Conecta”), previously denominated Two Táxi Aéreo Ltda. The transaction was approved without restrictions by the Brazilian Antitrust Authority (“CADE”) on March 27, 2020. On April 30, 2020, through a power of attorney, the Company assumed control of Azul Conecta, therefore, the transfer of control occurred before the closing date mentioned above, in accordance with IFRS 3 – Business Combinations.

11

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

At that time, Azul Conecta offered regular passenger and cargo services to 39 destinations in Brazil, of which only seven were served by Azul. The acquired company also had 14 daily departures and arrival times on the auxiliary runway at the Congonhas airport, the country's main domestic terminal. Its fleet consisted of 17 own aircraft, model Cessna Caravan, a single-engine regional turboprop with a capacity for nine passengers.

The total nominal amount of the transaction was R$123,000. Payment will be made in up to 30 monthly installments, ranging from R$3,000 to R$10,000, subject to certain contractual and market conditions, and a final payment of up to R$30 million, which will be kept deposited in a bank account as a guarantee in favor of the Company for a specified period.

This acquisition generated a goodwill of R$57,446 initially allocated to the line item “Goodwill for expected future profitability” in the interim condensed consolidated financial statements. The conclusion of the allocation of fair value of the assets acquired and liabilities assumed will be completed within next quarter.

Description	Fair value of assets and liabilities

Assets
Cash and cash equivalents	3,971
Accounts receivable	3,637
Inventories	1,624
Taxes recoverable	1,399
Other assets	458
Property and equipment (a)	74,205
85,294
Liabilities
Loans and financing	(16,540)
Accounts payable	(5,764)
Salaries, accruals and payroll charges	(2,707)
Taxes payable	(824)
Provision for tax, civil and labor risks (b)	(1,687)
Other liabilities	(650)
(28,172)

Net assets acquired	57,122

Consideration at present value	114,568

Goodwill for expected future profitability	57,446

Cash flows
Net cash acquired with subsidiary	3,971
Payments incurred for acquisition of subsidiary	(62,684)

Net cash flow from acquisition	(58,713)

(a)	The Company carried out the fair value measurement of property and equipment based on conditions at the acquisition date. The fair value adjustment recognized in this line item amounts to R$56,820.

(b)	The Company recognized R$500 fair value from possible contingencies.
12

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

3.	DECLARATION OF MANAGEMENT, BASIS FOR PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company's interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard No. 34 – Interim Financial Reporting (“IAS 34”).

The Company’s interim condensed consolidated financial statements have been prepared based in Brazilian Reais (“R$”) as a functional and presentation currency and are expressed in thousands of reais, unless otherwise indicated. Items disclosed in other currencies are also presented in thousands when applicable.

The preparation of the Company's interim condensed consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates, and assumptions on an ongoing basis. When preparing this interim condensed consolidated financial statements, management used disclosure criteria considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the year ended December 31, 2020, as well as the update of relevant information included in the annual consolidated financial statements as of and for the year ended December 31, 2020.

Management confirms that all relevant information specific to the interim condensed consolidated financial statements, and only such information, is being evidenced and corresponds to that used by Management when carrying out its business activities.

The interim condensed consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position.

•	Short-term investments classified as cash and cash equivalents;
•	Short-term investments comprising mainly exclusive investment funds, measured at fair value;
•	Derivative financial instruments; and
•	Loans and financing – conversion rights.

The approval and authorization for the issuance of these interim condensed consolidated financial statements took place at the Board of Directors' meeting held on May 3, 2021.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements presented herein were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual consolidated financial statements for the year ended December 31, 2020 and should be read in conjunction with those financial statements.

13

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

4.1 New accounting standards and interpretations adopted for the period

On March 31, 2021, the IASB extended for one year, that is until June 30, 2022, the application of the practical expedient of IFRS 16, as a result of benefit granted to lessees (“lease concessions”) as a result of the COVID-19 pandemic.

4.2 New accounting standards and pronouncements not yet adopted

There are no other standards and interpretations issued and not yet adopted that, in Management’s opinion, may have a significant impact on the results of operations or financial position disclosed by the Company.

4.3 Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities denominated in foreign currency are calculated based on the foreign exchange rate in effect at the reporting date, and any difference resulting from currency translation is recorded under the line item “Foreign currency exchange, net” in the statements of operations.

The exchange rates in Brazilian reais at the date of these interim condensed consolidated financial statements are as follows:

	Final rate		Average rate
Description	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

U.S. dollar	5.6973	5.1967	5.6461	5.1578
Euro	6.6915	6.3779	6.7188	5.8989

5.	CASH AND CASH EQUIVALENTS

Description	Effective interest rate p.a.	March 31, 2021	December 31, 2020

Cash and bank deposits		493,995	465,054
Cash equivalents
Bank Deposit Certificate - CDB	0.22%	1,757,144	2,216,592
Repurchase agreements	0.22%	23,340	361,183
Exclusive investment funds	1.93%	951	21,986
		2,275,430	3,064,815

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AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

6.	SHORT- AND LONG-TERM INVESTMENTS

Description	Effective interest rate p.a.	March 31, 2021	December 31, 2020

Exclusive investment funds	1.93%	2,263	62,972
Investment funds	0.01%	8,361	28,847
TAP Bond	7.50%	903,318	854,462

		913,942	946,281

Current		10,624	91,819
Non-current		903,318	854,462

Investment funds comprise Brazilian government bonds, bank notes, CDBs and debentures issued by companies with a risk rating between AAA and A+. Brazilian government bonds comprise National Treasury Bills (“LTN”), Financial Treasury Bills (“LFT”) and National Treasury Notes (“NTN”).

7.	ACCOUNTS RECEIVABLE

Description	March 31, 2021	December 31, 2020

Local currency

Credit card companies	383,311	394,895
Cargo and travel agencies	145,199	146,854
Azul Viagens	69,778	56,870
TudoAzul Program	73,545	65,522
Other	28,819	52,713
Total local currency	700,652	716,854

Foreign currency

Credit card companies	7,303	8,927
Maintenance reserves	129,797	112,170
Airline partner companies	11,971	24,910
Insurance	8,125	7,150
Other	23,943	21,502
Total foreign currency	181,139	174,659

Total	881,791	891,513

Allowance for expected credit losses	(16,187)	(16,131)

Total net	865,604	875,382

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AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

Description	March 31, 2021	December 31, 2020

Not past due	701,688	743,715

Past due	163,916	131,667

Total	865,604	875,382

The changes in the allowance for expected losses is as follows:

Description	March 31, 2021	December 31, 2020

Balances at the beginning of the period	(16,131)	(14,716)
Business combination - Azul Conecta	-	(380)
(Additions) reversals	(131)	(3,205)
Write-off of uncollectible amounts	75	2,170

Balances at the end of the period	(16,187)	(16,131)

8.	AIRCRAFT SUBLEASE RECEIVABLES

Description	March 31, 2021	December 31, 2020

2021	155,827	142,932
2022	74,023	62,547
2023	80,354	65,040
2024	80,516	65,188
2025	47,208	34,789
After 2025	4,708	1,994

Gross lease receivables	442,636	372,490
Accrued interest	(68,459)	(59,553)
Net lease receivables	374,177	312,937

Current	153,316	123,455
Non-current	220,861	189,482

As of March 31, 2021, the amount of R$71,757 was past due. No allowance was established as the Company’s cash comprises amounts referring to security deposits advanced by the sub-lessor, and therefore there is a low expectation of non-realization of such assets.

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AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

9.	INVENTORIES

Description	March 31, 2021	December 31, 2020

Maintenance parts and materials	495,522	442,161
Flight attendance and uniforms	9,256	9,579
Provision for loss on inventories	(50,618)	(49,153)
Total net	454,160	402,587

Set out below is the changes in the provision for loss on inventories:

Description	March 31, 2021	December 31, 2020

Balances at the beginning of the period	(49,153)	(33,727)
Additions	(2,050)	(16,438)
Write-offs	585	1,012
Balances at the end of the period	(50,618)	(49,153)

10.	SECURITY DEPOSITS AND MAINTENANCE RESERVES

The changes in the security deposits and maintenance reserves for the three-month period ended March 31, 2021 is as follows:

	Consolidated
Description	Maintenance reserves	Security deposits	Total

Balances at December 31, 2020	1,321,646	232,396	1,554,042

Additions	169,197	39,020	208,217
Write-offs	(5,740)	-	(5,740)
Reimbursements	(47,979)	(9,003)	(56,982)
Exchange differences	130,513	19,867	150,380

Balances at March 31, 2021	1,567,637	282,280	1,849,917

Current	275,294	-	275,294
Non-current	1,292,343	282,280	1,574,623

17

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

11.	TAXES RECOVERABLE

Description	March 31, 2021	December 31, 2020

IRPJ and CSSL	13,949	4,443
Withholding income tax	21,417	3,470
PIS and COFINS	95,273	123,005
ICMS	5,943	1,765
INSS	698	519
Other taxes	-	504

	137,280	133,706

12.	PREPAID EXPENSES

Description	March 31, 2021	December 31, 2020

Insurances premiums	49,566	49,428
Expenses with leased aircraft and engines	27,028	28,351
Guarantee commission	64,269	40,678
Other	24,424	36,085

Total	165,287	154,542

Current	148,122	136,350
Non-current	17,165	18,192

13	DEFERRED TAXES

13.1 Reconciliation of deferred tax assets (liabilities)

Description	December 31, 2020	Result	March 31, 2021

Temporary differences

Fair value of TAP Bond	(26,132)	229	(25,903)
Financial instruments	(121,960)	45,523	(76,437)
Deferred revenue TudoAzul program	(117,540)	(9,557)	(127,097)
Depreciation of aircraft and engines	(53,182)	49,865	(3,317)
Temporary differences assets (*)	318,814	(86,060)	232,754

	-	-	-

(*) Deferred taxes assets recognized up in the limit of the deferred taxes liabilities recognized.

18

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.2	Reconciliation of the effective income tax rate

	Three-month periods ended March 31,
Description	2021	2020

Loss before income tax and social contribution	(2,786,626)	(6,400,717)
Combined nominal tax rate	34%	34%
Taxes calculated at nominal rates	947,453	2,176,244

Adjustments to determine the effective rate
Profits from investments not taxed abroad	(3,694)	(26,278)
Share of profit (loss) of subsidiaries	-	-
(Unrecorded) benefit on tax losses and temporary differences	(950,303)	(1,956,039)
Permanent differences	6,906	22,100
Other	(362)	34,063
	-	250,090

Current income tax and social contribution	-	(13,016)
Deferred income tax and social contribution	-	263,106
Income tax and social contribution credit (expense)	-	250,090

Effective rate	0%	4%

The Company offsets tax assets and liabilities if, and only if, it has a legal right to offset such assets and liabilities when they are levied on the same legal entity and collected by the same tax authority.

The Company has tax losses carryforward with no expiration to offset 30% of future taxable profits, as follows:

Description	March 31, 2021	December 31, 2020

Tax loss and negative social contribution base, net	6,805,985	5,751,867

Tax loss (25%)	1,701,496	1,437,967
Negative social contribution base (9%)	612,539	517,668

19

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.	PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

14.1	PROPERTY AND EQUIPMENT

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Disposals/ write-offs	Transfers	March 31, 2021

Cost
Aircraft and engines		2,297,661	146,646	(102,999)	310	2,341,618
Buildings and leasehold improvements		485,247	3,198	(3)	-	488,442
Equipment and facilities		181,094	3,564	(187)	-	184,471
Other		28,008	266	-	-	28,274
Construction in progress		33,630	18,077	-	(807)	50,900
Advance payments for acquisition of aircraft		91,944	-	-	-	91,944
		3,117,584	171,751	(103,189)	(497)	3,185,649

Depreciation
Aircraft and engines	8%	(624,736)	(48,060)	2,277	-	(670,519)
Buildings and leasehold improvements	9%	(128,761)	(11,101)	-	-	(139,862)
Equipment and facilities	12%	(107,917)	(5,210)	86	-	(113,041)
Other	10%	(19,606)	(704)	-	-	(20,310)
		(881,020)	(65,075)	2,363	-	(943,732)

Property and equipment		2,236,564	106,676	(100,826)	(497)	2,241,917

Impairment		(436,858)	-	-	-	(436,858)

Total property and equipment, net		1,799,706	106,676	(100,826)	(497)	1,805,059

14.2	RIGHT-OF-USE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Disposals/ write-offs	Contractual changes	Transfers	March 31, 2021

Cost
Aircraft		9,575,376	-	-	8,561	-	9,583,937
Engines and simulators		528,310	63,877	-	11,241	-	603,428
Restoration of aircraft and engines		597,011	-	-	-	-	597,011
Maintenance of aircraft and engines		1,414,507	38,260	(9,287)	-	497	1,443,977
Properties		114,167	-	-	-	-	114,167
Other		30,435	1,361	-	-	-	31,796
		12,259,806	103,498	(9,287)	19,802	497	12,374,316

Depreciation
Aircraft	6%	(5,498,615)	(141,800)	-	-	-	(5,640,415)
Engines and simulators	13%	(264,613)	(16,795)	-	-	-	(281,408)
Restoration of aircraft and engines	10%	(182,861)	(15,479)	-	-	-	(198,340)
Maintenance of aircraft and engines	22%	(892,325)	(76,911)	2,852	-	-	(966,384)
Properties	8%	(74,607)	(2,349)	-	-	-	(76,956)
Other	11%	(29,429)	(860)	-	-	-	(30,289)
		(6,942,450)	(254,194)	2,852	-	-	(7,193,792)

Right-of-use assets		5,317,356	(150,696)	(6,435)	19,802	497	5,180,524

Impairment		(706,615)	-	-	-	-	(706,615)

Right-of-use assets, net		4,610,741	(150,696)	(6,435)	19,802	497	4,473,909

During the three-month period ended March 31, 2021, the Company carried out a sale and leaseback transaction for two of its own engines. The gain related to this operation corresponds to the amount of R$22,736, recognized in “Other operating expenses, net”.

20

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

During the three-month period ended March 31, 2021, due to aircraft and engine lease agreements, in accordance with IFRS 16 – Leases, it was necessary to remeasure the lease liabilities through a revised discount rate, resulting in an increase in the lease liabilities at present value by R$6,700, with a corresponding entry in the amount of R$ 19,802 in the right-of-use assets and the difference, a gain of R$13,102, was recognized in “Other operating expenses, net”.

15	INTANGIBLE ASSETS

Breakdown and the changes in the intangible assets:

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Disposals/ write-offs	March 31, 2021

Cost
Goodwill for expected future profitability (a)	-	810,948	-	-	810,948
Airport operating license (b)	-	82,196	-	-	82,196
Software	-	593,334	41,573	(244)	634,663
		1,486,478	41,573	(244)	1,527,807

Amortization
Software	17%	(316,210)	(24,853)	122	(340,941)
		(316,210)	(24,853)	122	(340,941)

Total intangible assets, net		1,170,268	16,720	(122)	1,186,866

(a)	Goodwill for expected future profitability, in the amounts of R$753,502 and R$57,446, arises from the acquisitions of Tudo Azul S.A. in 2012 and Azul Conecta in 2020, respectively, and refers to the consideration transferred, less the fair value of assets acquired and liabilities assumed, net.

(b)	As part of the allocation of the purchase price for the acquisition of Tudo Azul S.A., the Company recognized the value of operating licenses for certain airports, which has an indefinite useful life.

21

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16	LOANS AND FINANCING

16.1 Changes in loans and financing

Description	Nominal rate p.a.	Maturity	December 31, 2020	Proceeds	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Exchange differences	Amortized cost	March 31, 2021

In foreign currency – US$

Working capital	1% to 5.9%	Oct/24	2,236,844	-	-	-	-	33,791	216,102	1,740	2,488,477

Convertible debentures (a)	6.0% to 7.5%	Oct/25	2,419,704	-	(54,032)	-	-	54,062	101,352	894	2,521,980

Aircraft and engines	4.0% to 6.0% Libor 3M + 2.6%	Mar/29	1,084,705	-	-	(7,618)	(2,283)	14,386	105,630	1,027	1,195,847

In local currency – R$
Working capital	5.0% to 10.7% CDI + 2% to 6% TLP + 5%	Dec/23	776,481	7,217	-	(35,250)	(24,989)	9,595	-	188	733,242

Debentures	CDI + 3%	Dec/23	690,904	-	-	-	-	8,852	-	1,335	701,091

Aircraft and engines	6,0% to 6,5% Selic + 2.8% to 5.5% TLP + 5%	May/25	151,876	-	-	(12,689)	(3,153)	1,854	-	41	137,929

Total in R$			7,360,514	7,217	(54,032)	(55,557)	(30,425)	122,540	423,084	5,225	7,778,566

Current liabilities			858,332								524,508
Non-current liabilities			6,502,182								7,254,058
(a)	The balance contains the conversion right in the amount of R$1,411,967 (as of December 31, 2020 – R$1,465,999).

22

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16.2	Schedule of amortization of long-term loans and financing

Description	March 31, 2021	December 31, 2020

2022	841,765	743,137
2023	1,251,368	914,343
2024	2,467,614	2,264,451
2025	2,662,262	2,551,701
After 2025	31,049	28,550
	7,254,058	6,502,182

16.3       Covenants

The Company has restrictive covenants in some of its financing contracts, as disclosed in the annual consolidated financial statements as of and for the year ended December 31, 2020.

On March 31, 2021, the Company obtained a waiver for the United States International Development Finance Corporation (“DFC”) in relations to Guarantor’s Covenants for the periods ending on March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021 and therefore, the related debt remains classified in these interim condensed consolidated financial statements according to the maturity established by the financing agreement.

16.4 Other

On March 31, 2021, the Company concluded the renegotiation of its working capital obligation with the DFC, which resulted in the obtaining of a new payment flow, where the short-term debt was extended, and therefore, transferred to the long term. Such negotiation did not result in the extinction of debt instruments, in accordance with IFRS 9.

23

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17	LEASE LIABILITIES

17.1 Changes in lease liabilities

Description	Average payment term in years	Weighted average rate	December 31, 2020	Additions	Contractual modifications	Payments	Interest incurred	Exchange differences	March 31, 2021

Lease without purchase option:
Aircraft and engines	8.06	22.19%	11,663,143	66,429	(31,500)	(286,818)	609,114	1,138,807	13,159,175
Other	2.05	8.18%	57,278	1,361	-	(5,897)	1,120	95	53,957
Lease with purchase option:
Aircraft and engines	5.29	11.91%	800,391	-	38,200	(14,908)	23,650	79,634	926,967

Total in R$			12,520,812	67,790	6,700	(307,623)	633,884	1,218,536	14,140,099

Current liabilities			2,272,349						3,005,412
Non-current liabilities			10,248,463						11,134,687

24

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17.2 Schedule of lease amortization

Description	March 31, 2021	December 31, 2020

2021	2,412,899	2,498,180
2022	3,511,020	3,206,765
2023	3,987,266	3,641,808
2024	3,954,735	3,610,754
2025	3,313,200	3,011,683
After 2025	12,325,843	11,199,380
Minimum lease payment	29,504,963	27,168,570

Financial charges	(15,364,864)	(14,647,758)

Present value of minimum lease payments	14,140,099	12,520,812

During the three-month period ended March 31, 2021, due to aircraft and engine lease agreements, in accordance with IFRS 16 – Leases, it was necessary to remeasure the lease liabilities through a revised discount rate, resulting in an increase in lease liabilities at present value by R$6,700, with a corresponding entry in the amount of R$19,802 in the right-of-use assets and the difference, a gain of R$13,102, was recognized in “Other operating expenses, net”.

18    ACCOUNTS PAYABLE

Description	March 31, 2021	December 31, 2020

Accounts payable – local currency	1,701,805	1,612,933
Accounts payable – foreign currency	918,023	948,794
	2,619,828	2,561,727

Current	2,026,304	2,238,668
Non-current	593,524	323,059

25

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19	DERIVATIVE FINANCIAL INSTRUMENTS

	Derivatives not designated as hedge
Changes in fair value	Options - foreign currency	Interest rate swap	Forward - Fuel	Forward - foreign currency	Conversion right (debentures)	Total

Rights (obligations) with derivatives at December 31, 2020	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)
Gains (losses) recognized in result	(6,573)	135,945	21,267	(126,499)	54,032	78,172
(Receipt) payment in cash	1,410	983	16,302	-	-	18,695
Rights (obligations) with derivatives at March 31, 2021	3,784	(132,563)	(43,705)	222,594	(1,411,967)	(1,361,857)

Rights with derivative financial instruments	3,784	120,822	-	222,594	-	347,200
Obligations with derivative financial instruments	-	(253,385)	(43,705)	-	-	(297,090)
Loans and financing (embedded in convertible debentures)	-	-	-	-	(1,411,967)	(1,411,967)

	3,784	(132,563)	(43,705)	222,594	(1,411,967)	(1,361,857)

26

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

20    AIR TRAFFIC LIABILITY

Description	March 31, 2021	December 31, 2020

Cargo and passenger air traffic liability	1,366,364	1,550,579
Azul Viagens	163,920	183,061
TudoAzul Program	778,604	755,232
	2,308,888	2,488,872

The air traffic liability balances are presented net of passenger revenue breakage and the TudoAzul program, corresponding to R$373,815 on March 31, 2021 (R$ 372,534 on December 31, 2020).

21    PROVISIONS

Description	Provisions for return of aircraft and engines	Provision for tax, civil and labor risks	Provision for onerous contract	Provision for post-employment benefit	Total

Balance at December 31, 2020	1,336,186	155,814	1,340,522	9,953	2,842,475

Addition of provision	-	30,436	27,131	53	57,620
Write-offs and/or payments	(29,621)	(29,663)	(33,763)	-	(93,047)
Interest incurred	14,676	-	43,454	185	58,315
Exchange differences	128,991	-	125,836	-	254,827

Balance at March 31, 2021	1,450,232	156,587	1,503,180	10,191	3,120,190

Current	119,509	-	740,237	-	859,746
Non-current	1,330,723	156,587	762,943	10,191	2,260,444

21.1 Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to legal and administrative proceedings.

The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover probable losses on legal and administrative proceedings. The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable losses		Possible losses
Description	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

Tax	2,863	2,858	157,803	154,640
Civil	102,241	104,915	48,869	43,347
Labor	51,483	48,041	113,235	114,524
	156,587	155,814	319,907	312,511

27

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.2 Provision for post-employment benefit

The Company offers to employees a health care plan that, as a result of complying with current legislation, generates post-employment benefit obligations. The changes of actuarial liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

	March 31, 2021	December 31, 2020

Actuarial liabilities at the beginning of the period	9,953	-

Current services costs recognized in profit or loss	53	9,921
Cost of interest recognized in profit or loss	185	687
Effect of change in financial assumptions	-	(962)
Effect of plan experience	-	307

Actuarial liabilities at the end of the period	10,191	9,953

Actuarial assumptions

Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.		7.43%
Actual discount rate p.a.		3.80%
Estimated inflation rate in the long term p.a.		3.50%
HCCTR – Average nominal inflation rate p.a.		6.60%
HCCTR – Actual nominal inflation rate p.a.		3.00%
Mortality table		AT-2000 downrated by 10%

22    RELATED-PARTY TRANSACTIONS

22.1 Compensation of key management personnel

Key management personnel comprise directors, officers and members of the Executive Committee. The compensation and charges paid or payable for services are shown below:

	Three-month periods ended March 31,
Description	2021	2020

Salaries and charges	6,592	4,310
Share-based payment plan (a)	10,111	3,403
	16,703	7,713

(a)	Considers stock option plans, restricted shares and phantom shares. The effect on the result referring to the phantom shares is based on the variation of the Company's share value, which is updated at each reporting period, and does not represent a cash outflow in the current year, with a forecast for settlement in up to eight years.

22.2 Guarantees and pledges granted by the Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

28

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

22.3	Technology service sharing contract

On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during the three-month period ended March 31, 2021 was R$13 (R$51 on December 31, 2020), recorded in “Other operating expenses, net” in the statement of operations. As of March 31, 2021, there were no amounts to be paid as a result of this transaction.

22.4	Ticket sales contract

On March 26, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect interest in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.

22.5	Sublease of aircraft receivable

In December 2019, the Company signed a letter of intent for the sublease of up to 28 aircraft to the Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

The Company sub-leased two aircraft to Breeze and recorded a balance receivable of R$50,939.

22.6	Indemnities

As of March 31, 2021, the Company has recorded a balance receivable from former shareholders of TRIP S.A. (actually denominated TudoAzul S.A.) in the amount of R$39,339 (R$39,339 as on December 31, 2020). This balance refers to the reimbursement of expenses with legal proceedings originating prior to the merger between the companies and is recorded in “Other non-current assets”.

23    EQUITY

23.1	Issued capital

		Quantity
Description	Company’s capital	Common shares	Preferred shares

At March 31, 2021	2,266,992	928,965,058	333,549,383
At December 31, 2020	2,246,367	928,965,058	331,644,724

As established in the Company’s By-laws, each common share is entitled to one vote. Preferred shares of any class do not have voting rights, however they do provide their holders:

29

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

•	Capital repayment priority;

•	The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to 75 times the price per share paid to the controlling shareholder;

•	The right to receive amounts equivalent to 75 times the price per common share after the division of the remaining assets among the shareholders; and

•	The right to receive dividends equal to 75 times the amount paid to each common share.

The Company’s shareholding structure is presented below:

	March 31, 2021			December 31, 2020
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	1.7%	4.0%	67.0%	1.2%	3.5%
Trip shareholders (a)	33.0%	5.5%	6.5%	33.0%	5.5%	6.5%
United Airlines Inc	-	8.1%	7.8%	-	8.1%	7.8%
Blackrock		5.1%	4.9%	-	5.1%	1.3%
Capital Research Global Investors	-	10.6%	10.2%		5.1%	1.3%
Other	-	69.0%	77.5%	-	74.9%	79.4%
Treasury shares	-	0.1%	0.1%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)    This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

The Company is authorized, by resolution of the Board of Directors, to increase the issued capital regardless of any amendments to its By-laws, with the issue of up to 104,949,010 preferred shares. The Board of Directors will set the conditions for the issue, including price and payment term.

23.2	Treasury shares

Changes in treasury shares:

Description	Number of shares	R$

At December 31, 2020	265,461	13,182

Acquisition	47,000	1,625

At March 31, 2021	312,461	14,807

30

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

24    LOSS PER SHARE

Although there are differences between common and preferred shares as to voting and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 75 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the profit or loss for the period attributable to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings (loss) per share are calculated by dividing the profit or loss for the period attributable to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the losses reported in the three-month periods ended March 31, 2021 and 2020, these instruments issued by the Company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.

	Three-month periods ended March 31,
Description	2021	2020

Numerator
Net loss for the period	(2,786,626)	(6,150,627)

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares	332,283,182	329,670,399
75 preferred shares (*)	75	75
Weighted average number of equivalents preferred shares (*)	344,669,382	342,056,600
Weighted average number of equivalents common shares (*)	25,850,203,683	25,654,244,983
Weighted average number of shares outstanding and presumed conversions	61,234,191	8,666,493
Weighted average number of shares that would have been issued at average market price	3,237,450	5,997,809

Basic loss per common share	(0.11)	(0.24)
Diluted loss per common share	(0.11)	(0.24)
Basic loss per preferred share	(8.08)	(17.98)
Diluted loss per preferred share	(8.08)	(17.98)

(*)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,200 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(**)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each 1 preferred share.

25    SHARE-BASED PAYMENT

The conditions of the share-based payment plans granted to the Company's executives were detailed in the consolidated financial statements for the year ended December 31, 2020 and have not changed in the three-month period ended March 31, 2021.

31

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

25.1	Stock option plan

Changes in the stock option plan during the three-month period ended March 31, 2021:

Description	Number of shares

At December 31, 2020	6,108,210

Exercised (a)	(1,904,659)

At March 31, 2021	4,203,551

Number of exercisable options at:

At March 31, 2021	2,122,701
At December 31, 2020	2,158,658

(a)	The exercise of 1,904,659 shares corresponds to the amount of R$22,320.

The expense recognized in the statement of operations corresponding to the stock option plan for the three-month period ended March 31, 2021 was R$1,525 (R$2,429 for the three-month period ended March 31, 2020).

25.2	Restricted stock option plan

The were no changes in the restricted stock option plan during the three-month period ended March 31, 2021.

Description	Number of shares

At December 31, 2020	1,653,005

At March 31, 2021	1,653,005

The expense recognized in the statement of operations corresponding to the restricted stock option plan for the three-month period ended March 31, 2021 was R$4,326 (R$1,737 for the three-month period ended March 31, 2020).

25.3	Phantom shares

Changes in the phantom shares plan during the three-month period ended March 31, 2021:

Description	Total outstanding

At December 31, 2020	4,857,041

Settled	(1,270)

At March 31, 2021	4,855,771

The expense recognized in the statement of operations corresponding to the phantom shares for the three-month period ended March 31, 2021 was R$6,975 (R$2,131 for the three-month period ended March 31, 2020). As of March 31, 2021, the total obligation related to the phantom shares plan is R$69,320 (R$62,351 as of December 31, 2020).

32

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

26	NET REVENUE

	Three-month periods ended March, 31
Description	2021	2020
Sales revenue
Passenger service	1,650,069	2,726,259
Cargo transport and other revenue	258,900	167,679

Gross revenue	1,908,969	2,893,938

Taxes levied
Passenger service	(52,427)	(72,840)
Cargo transport and other revenue	(30,720)	(18,423)

Total taxes	(83,147)	(91,263)

Net revenue	1,825,822	2,802,675

Revenues by geographical location are as follows:

	Three-month periods ended March, 31
Description	2021	2020

Domestic revenue	1,678,529	2,198,313
Foreign revenue	147,293	604,362

Net revenue	1,825,822	2,802,675

27	FINANCIAL RESULT

	Three-month periods ended March, 31
Description	2021	2020

Financial income
Interest on short and long-term investments	18,026	2,826
Sublease receivable	6,850	7,495
Other	473	2,566
	25,349	12,887
Financial expenses
Interest on loans	(68,478)	(54,584)
Interest on lease	(633,884)	(265,766)
Interest on convertible debentures	(54,062)	-
Interest on factoring of credit card receivables	(6,431)	(8,404)
Interest on provisions	(58,315)	(47,489)
Interest and fines on other operations	(48,039)	(42,040)
Guarantee commission	(17,066)	(5,565)
Borrowing cost	(5,225)	(3,810)
Other	(23,652)	(10,812)
	(915,152)	(438,470)

Derivative financial instruments, net	78,172	(1,281,616)

Foreign currency exchange, net	(1,727,760)	(4,233,800)

Financial result, net	(2,539,391)	(5,940,999)

33

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Operating activities expose the Company and its subsidiaries to financial market risks related to fuel prices, foreign exchange rates, interest rates, credit and liquidity. Such risks can be mitigated through the use of swaps, futures and options, in the oil, U.S. dollar and interest market.

The Company's management supervises the monitoring of the market, credit and liquidity risks.

All activities with financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to enter into derivative transactions for speculative purposes.

28.1       Accounting classification and fair value hierarchy of financial instruments

The accounting classifications of the Company's consolidated financial instruments and fair value hierarchy as of March 31, 2021 and December 31, 2020 are shown below:

		Carrying amount		Fair value
Description	Level	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	2	2,275,430	3,064,815	2,275,430	3,064,815
Short and long-term investments	2	913,942	946,281	913,942	946,281
Accounts receivable	-	865,604	875,382	865,604	875,382
Aircraft sublease receivables	-	374,177	312,937	374,177	312,937
Security deposits and maintenance reserves	-	1,849,917	1,554,042	1,849,917	1,554,042
Derivative financial instruments	2	347,200	428,309	347,200	428,309

Liabilities
Loans and financing	-	(6,366,599)	(5,894,515)	(5,833,086)	(5,414,689)
Loans and financing - conversion right	2	(1,411,967)	(1,465,999)	(1,411,967)	(1,465,999)
Lease liabilities	-	(14,140,099)	(12,520,812)	(14,140,099)	(12,520,812)
Accounts payable	-	(2,619,828)	(2,561,727)	(2,619,828)	(2,561,727)
Accounts payable – supplier finance	-	(360,467)	(157,801)	(360,467)	(157,801)
Reimbursement to customers	-	(237,833)	(221,342)	(237,833)	(221,342)
Insurance premiums payable	-	(63,079)	(52,427)	(63,079)	(52,427)
Derivative financial instruments	2	(297,090)	(421,034)	(297,090)	(421,034)

28.2       TAP Bond

On March 14, 2016, the Company acquired the Series A convertible bond issued by Transportes Aéreos Portugueses GSPS S.A - TAP ("TAP Bond") in the amount of € 90 million. The TAP Bond mature in 10 years from their issue, with annual interest of 3.75% until September 20, 2016 and 7.5% in the following years. The accrued interest shall be paid on the maturity date or until the early redemption of the securities, whichever is earlier.

28.3	Convertible debentures

On November 12, 2020, the Company concluded the public offering for the distribution of debentures convertible into preferred shares. As required by IFRS 9 – Financial Instruments, the conversion right was measured at fair value through profit or loss as it is an embedded derivative. Accordingly, during the three-month period ended March 31, 2021, due to the change in the share price, a gain of R$54,032 was recognized.

34

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.4	Derivative financial instruments

Derivative financial instruments, and their changes are presented in Note 19 to these interim condensed consolidated financial statements.

28.5	Market risks

28.5.1  Interest rate risk

As of March 31, 2021, the Company had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. During the three-month period ended March 31, 2021, the Company recognized a total gain from interest hedge transactions in the amount of R$135,945 (R$157,795 for the three-month period ended March 31, 2020).

28.5.2  Aviation fuel price risk (“QAV”)

The price of aviation fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of March 31, 2021, forward transactions on fuel. During the three-month period ended March 31, 2021, the Company recognized a total gain of R$21,267 (loss of R$1,390,029 for the three-month period ended March 31, 2020)

28.5.3  Foreign currency risk

The foreign currency risk arises from the possibility of unfavorable foreign exchange differences to which the Company's liabilities or cash flows are exposed. The Company constantly monitors the net exposure in foreign currency and evaluates the contracting of derivative transactions, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the three-month period ended March 31, 2021, the Company recognized a loss of R$133,072 (R$49,383 for the three-month period ended March 31, 2020).

The exposure to exchange differences is as follows:

	Exposure to US$		Exposure to €
Description	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents and investments	256,629	262,309	903,318	854,462
Accounts receivable	166,096	232,950	-	-
Security deposits and maintenance reserves	1,814,396	1,540,231	-	-
Aircraft sublease receivables	374,177	312,937	-	-
Derivative rights	171,853	155,920	-	-
Other assets	127,129	60,576	-	-

Total assets	2,910,280	2,564,923	903,318	854,462

Liabilities
Accounts payable	(918,023)	(831,429)	-	-
Loans and financing	(6,206,304)	(5,741,253)	-	-
Lease liabilities	(14,086,142)	(12,463,426)	-	-
Derivative obligations	(43,705)	(81,274)	-	-
Provisions and other liabilities	(3,106,300)	(951,348)	-	-

Total liabilities	(24,360,474)	(20,068,730)	-	-

Net exposure	(21,450,194)	(17,503,807)	903,318	854,462

Net exposure in foreign currency	(3,764,975)	(3,368,254)	134,995	133,972

35

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.6    Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, short-term investments, accounts receivable, aircraft sublease receivables, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and short-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. The credit quality of the customer is assessed based on an extensive internal credit rating system. Outstanding receivables from customers are frequently monitored by the Company.

Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates credit risk. The Company has an obligation to assess the risks of counterparties in financial instruments and to diversify the exposure periodically.

28.7    Liquidity risk

The maturity schedules of the Company's consolidated financial liabilities as of March 31, 2021 are as follows:

	March 31, 2021
Description	Carrying amount	Contractual cash flows	2021	2022	2023	2024	After 2025

Accounts payable	2,619,828	2,619,828	2,026,304	203,858	286,388	84,810	18,468
Accounts payable – supplier finance	360,467	360,467	360,467	-	-	-	-
Loans and financing	7,778,566	7,854,811	487,098	910,321	1,277,635	2,480,560	2,699,197
Lease liabilities	14,140,099	29,504,963	2,412,899	3,511,020	3,987,266	3,954,735	15,639,043
Derivative obligations	297,090	297,090	116,296	40,392	73,207	67,195	-
Reimbursement to customers	237,833	237,833	237,833	-	-	-	-
	25,433,883	40,874,992	5,640,897	4,665,591	5,624,496	6,587,300	18,356,708

28.8    Sensitivity analysis of financial instruments

28.8.1  Risk factor: foreign currency variations

As of March 31, 2021, the Company adopted a foreign exchange rate of R$5.6973/US$1.00 and R$6.6915/€1.00, corresponding to the month's closing rate announced by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on the result of the exchange rate fluctuation in the amount exposed of March 31, 2021:

	Exposure to US$		Exposure to €
Description	Rate	March 31, 2021	Rate	March 31, 2021

Net exposure at March 31, 2021	5.6973	(21,450,194)	6.6915	903,318

Effect on profit or loss

Foreign currency devaluation by -50%	2.8487	10,725,097	3.3458	(451,659)
Foreign currency devaluation by -25%	4.2730	5,362,549	5.0186	(225,830)
Foreign currency appreciation by 50%	8.5460	(10,725,097)	10.0373	451,659
Foreign currency appreciation by 25%	7.1216	(5,362,549)	8.3644	225,830

36

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.8.2  Risk factor: changes in aviation fuel prices

As of March 31, 2021, the Company has oil derivative contracts to protect future aviation fuel consumption. The probable scenarios used by the Company are the market curves at the March 31, 2021 closing for derivatives that protect the fuel price risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuation of aviation fuel barrel prices:

	Exposure to HOA (a)
Description	Price (b)	March 31, 2021

HOA reference price at March 31, 2021	$178	(43,705)

Effect on profit or loss

HOA devaluation by -50%	$89	(138,164)
HOA devaluation by -25%	$134	(69,082)
HOA appreciation by 50%	$267	137,655
HOA appreciation by 25%	$223	68,879

(a)	HOA – Heating Oil
(b)	Average price in U.S. dollars, per gallon, projected for the next 12 months.

28.8.3  Risk factor: changes in interest rates

As of March 31, 2021, the Company held financial investments and debts linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values and exposed to such fluctuations, according to the scenarios shown below:

	Exposure to CDI rate		Exposure to LIBOR rate
Description	Rate (p.a.)	March 31, 2021	Rate (p.a.) (a)	March 31, 2021

Net exposure at March 31, 2021	1.9%	226,041	2.7%	(723,489)

Effect on profit or loss

Interest rate devaluation by -50%	1.0%	(2,107)	1.3%	9,445
Interest rate devaluation by -25%	1.4%	(1,054)	2.0%	4,722
Interest rate appreciation by 50%	2.9%	2,107	4.0%	(9,445)
Interest rate appreciation by 25%	2.4%	1,054	3.4%	(4,722)

(a)	Weighted rate.

28.9    Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company continuously monitors its net indebtedness.

37

AZUL S.A. Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29	NON-CASH TRANSACTIONS

Description	March 31, 2021

Supplier finance (Accounts payable - supplier finance/Accounts payable)	359,550
Sublease (Aircraft sublease receivables/Provisions)	27,134
Property and equipment (Acquisition of property and equipment/Accounts payable)	33,710
Sale and leaseback (Security deposits and maintenance reserves)	2,760
Sale and leaseback (Accounts payable/Sale and leaseback)	87,762
Sale and leaseback (Property and equipment and right-of-use assets/Sale and leaseback)	65,238
Sale and leaseback (Lease liabilities/Sale and leaseback)	(56,606)

30       COMMITMENTS

30.1	Aircraft acquisition

As of March 31, 2021, the Company had contractually assumed the commitment to acquire 131 aircraft, 93 directly from manufacturers and 38 from lessors (132 as of December 31, 2020, 94 directly from manufacturers and 38 from lessors). The related financial disbursements calculated at present value are shown below:

Description	March 31, 2021	December 31, 2020

2021	2,202,363	1,941,843
2022	986,529	855,247
2023	655,887	565,661
2024	1,775,757	1,533,423
2025	1,576,005	1,351,477
After 2025	4,675,783	3,926,183

	11,872,324	10,173,834

30.2 Letters of credit

As of March 31, 2021, the Company issued letters of credit in the amount of US$507 million (US$522 million as of December 31, 2020), equivalent to R$2,891,316 (R$2,713,794 as of December 31, 2020) and R$31,823 (R$38,270 as of December 31, 2020) related to security deposits, maintenance reserves and local guarantees.

*****

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